REPORT OF VOTING RESULTS
SECTION 11.3 OF NATIONAL INSTRUMENT 51-102

In accordance with section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations, the following is a summary of the results of matters voted on at the annual and special meeting of the holders of the common shares (the “Shareholders”) of Cybin Inc. d/b/a Helus Pharma (“Helus”) held on September 22, 2026 (the “Meeting”).
There were 107 Shareholders represented in person or by proxy at the Meeting holding 46,452,598 common shares, representing 63.58% of Helus’s total issued and outstanding common shares as at the record date for the Meeting. As the Meeting was held virtually, all resolutions were passed by a ballot vote.
1.    Appointment of Auditor
Zeifmans LLP was appointed auditor of Helus until the next annual meeting of shareholders at renumeration to be fixed by the directors of Helus. Voting results are set out below:

Votes For		Votes Withheld
#	%	#	%
46,084,004	99.207	368,593	0.793

2.    Number of Directors
The special resolution to set the number of directors of Helus at eight was approved by at least two-thirds of the votes cast by the shareholders who voted in respect of the resolution present or represented by proxy at the Meeting. Voting results are set out below:

Votes For		Votes Against
#	%	#	%
46,139,333	99.326	313,263	0.674

3.    Name Change
The special resolution to change the name of Helus from “Cybin Inc.” to “Helus Pharma Inc.” or such other name as may be approved by the directors, was approved by at least two-thirds of the votes cast by the shareholders who voted in respect of the resolution present or represented by proxy at the Meeting. Voting results are set out below:

Votes For		Votes Against
#	%	#	%
46,134,602	99.315	317,994	0.685

4.    Election of Directors
Each of the nominees for election as directors listed in Helus’s management information circular dated August 18, 2026 were elected as directors of Helus for the ensuing year or until their successors are elected or appointed. Voting results are set out below:

	Votes For		Votes Withheld
	#	%	#	%
Theresa Firestone	31,992,429	99.239	245,371	0.761
Grant Froese	32,147,160	99.719	90,640	0.281
Paul Glavine	23,072,248	71.569	9,165,552	28.431
Michael Halstead	23,089,890	71.624	9,147,910	28.376
Eric Hoskins	30,895,235	95.835	1,342,565	4.165
Mark Lawson	32,156,082	99.747	81,718	0.253
Freda Lewis-Hall	23,063,327	71.541	9,174,473	28.459
Eric So	22,795,634	71.321	9,166,471	28.679